EXHIBIT (a)(1)(G)
E-MAIL TO OPTION HOLDERS

June 24, 2002

To Multilink Option Holders Located in the United States and Europe:

Today Multilink Technology Corporation (“Multilink”) formally commenced its Stock Option Exchange Program (the “Program”). In connection with the commencement of the Program, I would like to provide you with the following additional information.

The Program is voluntary, permitting eligible employees and members of our Board of Directors to exchange stock options to purchase Class A common stock with an exercise price equal to or greater than $3.90 per share for new options covering the same number of shares. The new options will be granted on or after January 24, 2003 and will have an exercise price equal to the fair market value of our Class A common stock on the date of grant. Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

If you decide to participate in the Program, you will need to complete and deliver an Election Form (item #2 below) by July 23, 2002 at 12:00 Midnight, Eastern Time, to Multilink Stock Administration located at 300 Atrium Drive, 2nd Floor, Somerset, New Jersey 08773, via personal delivery, interoffice mail or facsimile at (732) 537-3727. Please visit the Multilink intranet web site located at the following link: http://intra/stockadministration to view a copy of the Election Form or any of the following documents:

1.  Offer to Exchange dated June 24, 2002

2.  Election Form (Instructions Included)

3.  Notice of Withdrawal (Instructions Included)

If you are not familiar with your historical stock option grant information, please review your AST option account located at the following link: http://www.aststockplan.com. If you do not have your password or PIN number, please contact AST at (212) 615-8709 or you may contact Stock Administration at (732) 537-3771 for a personnel option status report.

If you decide to participate in the Program, you must complete and deliver the Election Form by 12:00 Midnight, Eastern Time on Tuesday, July 23, 2002 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

Our Stock Administration department will be holding a series of meetings throughout the company beginning on Wednesday, June 26, to further explain the Program and address your questions. I encourage you to attend these meetings and hold your questions until that time. Copies of all of the documents referred to above and your personnel option status report will be available at these meetings.

The following is a schedule outlining the times, dates and locations of these meetings:

Wednesday, June 26:

9:00 a.m.–10:00 a.m. EDT at the Holiday Inn-Somerset for New Jersey employees (A-F)
10:30 a.m.–11:30 p.m. EDT at the Holiday Inn-Somerset for New Jersey employees (G-K)
2:00 p.m.–3:00 p.m. EDT at the Holiday Inn-Somerset for New Jersey employees (L-O)
3:30 p.m.–4:30 p.m. EDT at the Holiday Inn-Somerset for New Jersey employees (P-Z)
10:00 a.m.–11:00 a.m. PDT at the Equity Office Facility for Santa Monica employees
3:00 p.m.–4:00 p.m. Local Time at the Bochum, Germany office

Thursday, June 27:

1:30 p.m.–2:30 p.m. Local Time at the Munich, Germany office
10:00 a.m.–11:00 a.m. EDT at the Allentown, PA office
10:00 a.m.–11:00 a.m. PDT at the Santa Clara, CA office

Monday, July 1:

8:00 a.m.–9:00 a.m. EDT for employees located in the UK and Italy via conference call bridge of (719) 955-0563 with passcode of 363675

Wednesday, July 3:

3:00 p.m.–4:00 p.m. Local Time for employees located in Lithuania via conference call bridge of (719) 955-0563 with passcode of 363675

Stock Administration will provide you with an email confirmation of receipt of your Election Form within three (3) business days after receipt by us.

Please do not reply to this email. Please feel free to contact Stock Administration at (732) 537-3771 or investors@mltc.com for further assistance.

Sincerely,

Richard

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